

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 9, 2015

Dr. Daniel Liew
Chief Executive Officer
Medico International Inc.
2885 Sanford Avenue SW #35726
Grandville, Michigan 49418

> **Re:** **Medico International Inc.**
> **Registration Statement on Form S-1**
> **Filed November 16, 2015**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 24, 2015**
> **File No. 333-208050**

Dear Dr. Liew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Facing Page

1.   Please revise to check the box to indicate that this offering is pursuant to Rule 415.

Prospectus Cover Page

2.   Please revise to clarify that investors in your company could lose their entire investment.

3.   Please revise to clarify the need for a market maker in order to be quoted on the OTCBB and the possible delays involved. In this regard we note your disclosures in the Plan of Distribution.

The Offering, page 7

4.   You refer here to $1.00 as the "midpoint of the price range set forth on the cover page," while the cover page refers to $1.00 as a fixed price. Please revise to reconcile.

Risk Factors, page 9
We will face new challenges, increased costs. . . , page 15

5.   You state here that you have elected to take advantage of the provisions for reduced disclosure standards, while you state elsewhere in the prospectus that you have chosen to opt-out of those provisions. Please revise to reconcile.

Use of Proceeds, page 18

6.   Please revise to clarify how the proceeds will be used if only 50% or 75% of the shares being offered are sold. You state that if all shares are not sold, you will delay repayment of your debt. Clarify what impact such delay of repayment might have on your business.

Dilution, page 19

7.   It appears that the percentages in the left-hand column have been reversed. Please revise as necessary.

Liquidity and Capital Resources

8.   Discuss the sufficiency of your liquidity and capital resources, on both a long-term and short-term basis. We would consider long-term to be greater than twelve months.

Management's discussion and analysis of financial condition and results of operation, page 20

9.   We note you converted the fiscal year 2014 financial information from Singapore dollars to US dollars. In this regard, please disclose the foreign exchange rates used for conversion of your year-end and interim period financial statements.

Plan of Operation, page 23

10.   Disclose how long you expect it will take for the company to become profitable.

Executive Compensation, page 34

11.   If you have plans to begin paying salaries to your executive officers, please disclose this, including the respective amounts, if known.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Senior Staff Accountant, at (202) 551-3684 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

AD Office 11 – Telecommunications